UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                      For the year ended September 30, 1999


                          Commission file number 1-8022



                    TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF
                                 CSX CORPORATION
                            AND AFFILIATED COMPANIES



                                 CSX CORPORATION
                             A Virginia Corporation
                  IRS Employer Identification Number 62-1051971
                                One James Center
                              901 East Cary Street
                            Richmond, Virginia 23219
                            Telephone (804) 782-1400

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                       FINANCIAL STATEMENTS AND SCHEDULES
  As of September 30, 1999 and 1998, and for the year ended September 30, 1999


CONTENTS

Report of Independent Auditors                                          3

Statements of Net Assets Available for Benefits                         4

Statement of Changes in Net Assets Available for Benefits               5

Notes to Financial Statements                                        6-13
Supplemental Schedules

        Line 27a-Schedule of Assets Held for Investment Purposes       15

        Line 27d-Schedule of Reportable Transactions                   16

Signature                                                              17

Exhibit 23-Consent of Ernst & Young LLP, Independent Auditors         I-1

                         Report of Independent Auditors

The Pension Committee
Tax Savings Thrift Plan for Employees of
CSX Corporation and Affiliated Companies
CSX Corporation
Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies as of September 30, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended September 30, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at September 30, 1999 and 1998, and the changes in its net assets available for benefits for the year ended September 30, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of September 30, 1999 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                   /s/ ERNST & YOUNG LLP



Jacksonville, Florida
March 21, 2000

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                             (Dollars in Thousands)

                                                                                September 30,
                                                                             1999          1998
                                                                        -----------------------------
                ASSETS
                 Investments, at fair value (see Note 3)                    $702,561      $611,724
                 Investments, at contract value (see Note 2)                 199,688       182,254
                                                                        -----------------------------
                 Total Investments                                           902,249       793,978

                 Receivables:
                   Employer contributions                                        915           903
                   Participant contributions                                   2,733         2,702
                                                                        -----------------------------

                TOTAL ASSETS                                                 905,897       797,583

                LIABILITIES
                 Accrued expenses                                                372           291
                 Transfer due to American Commercial Lines
                   LLC Plan  (see Note 6)                                     51,109             -
                                                                        -----------------------------

                TOTAL LIABILITIES                                             51,481           291
                                                                        -----------------------------

                NET ASSETS AVAILABLE FOR BENEFITS                           $854,416      $797,292
                                                                        =============================



See Notes to Financial Statements.

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED SEPTEMBER 30, 1999
                             (Dollars in Thousands)


ADDITIONS
 Investment income:
  Dividends and interest                                       $  26,524
  Net appreciation in fair value of investments                   89,274
 Employer contributions                                           11,678
 Participant contributions                                        38,981
                                                            ---------------
                                                                 166,457

DEDUCTIONS
 Distributions to participants                                    57,440
 Fees and expenses                                                   784
 Transfer to American Commercial Lines LLC Plan
  (see Note 6)                                                    51,109
                                                            ---------------
                                                                 109,333

NET INCREASE                                                      57,124

Net Assets Available for Benefits at Beginning of Year           797,292
                                                            ---------------

Net Assets Available for Benefits at End of Year                $854,416
                                                            ===============



See Notes to Financial Statements.

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                             (Dollars in Thousands)

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Tax Savings Thrift Plan for Employees of CSX Corporation and affiliated companies (the Plan) provides only general information. Participants should refer to the Summary Plan Description and the Plan Document for a more complete description of the Plan's provisions.

General:  The Plan is a multiple employer defined contribution plan covering all
-------
full-time salaried employees and certain non-union hourly employees of CSX Corporation (CSX) and adopting affiliated companies (collectively, the Company or Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:  Each year, participants may contribute,  in 1% increments, up to
-------------
15% of pre-tax annual compensation, as defined in the Plan. Participants who are not eligible to participate in the Company's Supplementary Savings and Incentive Award Deferral Plan, may also contribute up to 25% of any incentive compensation to the Plan. Subject to certain limitations, participant may reinvest distributions received from another qualified plan. Participants may change investment options daily.

The  Company   contributes  amounts  equal  to  50%  of  the  first  6%  of  the participant's pre-tax annual contributions, as defined in the Plan. Company contributions are made in the form of cash deposits to the CSX Common Stock Fund. Participant incentive compensation contributions are not matched. Additional amounts may be contributed at the option of the Company's board of directors.

Participants who have attained age 55 may reallocate their interest in the non-participant directed CSX Common Stock Fund, in multiples of 10%, to other investment alternatives offered under the Plan.

Participant   Accounts:   Each  participant's   account  is  credited  with  the
----------------------
participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the account.

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               SEPTEMBER 30, 1999
                             (Dollars in Thousands)


NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Vesting:  Participants are immediately vested in contributions plus actual
-------
earnings thereon.


Loans:  Participants may borrow from their account amounts equal to no more than
-----
the lesser of $50,000 in an aggregate amount of all loans from the Plan or 50% of their vested account balance. Loan terms range from one to five years unless the loan is to be used in conjunction with the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits:  Upon  termination of service,  a participant may receive a
-------------------
lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive monthly installments over a 240 month period. A participant with an account balance of $5,000 or less shall be paid in lump sum.

Plan Termination: Although it has not expressed any intent to do so, the Company
----------------
has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination or partial termination, participants will become 100% vested in their accounts.

Administrative expenses: The administrative expenses of the Plan are paid by the
-----------------------
Company or from Plan funds as the Plan Sponsor directs. The Company paid a portion of the administrative expenses of the Plan in fiscal years 1999 and 1998.

NOTE 2 - Summary of SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The financial statements have been prepared on the
---------------------
accrual method of accounting.

           TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               SEPTEMBER 30, 1999
                             (Dollars in Thousands)


NOTE 2 - Summary of SIGNIFICANT ACCOUNTING POLICIES, (Continued)

Investment  Valuation  and Income  Recognition:  Except for the  investments  in
----------------------------------------------
guaranteed investment contracts included in the Stable Interest Fund, the Plan's investments are stated at fair value. The shares of registered investment companies and collective trust participation units are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding principal balances, which approximate fair value.

The guaranteed investment contracts are recorded at their contract values, which is cost plus accrued interest, because these investments have fully benefit-responsive features. There are no reserves against contract values for credit risk of contract issues or otherwise. At September 30, 1999 and 1998, interest rates on guaranteed investment contracts of the Stable Interest Fund ranged from 5.75% to 8.35% and 5.37% to 8.35%, respectively. The average yield on the Plan's investments of guaranteed investment contracts in the Stable Interest Fund for the years ended September 30, 1999 and 1998 was 6.59% and 6.16%, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates:  The  preparation of financial  statements in conformity  with
----------------
accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification:  Certain amounts in the 1998 financial statements have been
----------------
reclassified to conform to the 1999 financial statement presentation.

           TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               SEPTEMBER 30, 1999
                             (Dollars in Thousands)


NOTE 3 - INVESTMENTS

The Plan's investments are held by The Northern Trust Company (the Trustee) in a bank administered trust fund. The following investments represent 5% or more of the Plan's net assets.

                                                           September 30,
                                                      1999             1998
                                                 ---------------- --------------
Investments, at contract value:
   Guaranteed Investment Contracts                   $199,688         $182,254
Investments, at fair value as
determined by quoted market prices:
   Fidelity Equity-Income Fund                        118,767          107,380
   Vanguard Institutional Index Fund                  155,082          117,688
   Twentieth Century Select Fund                      118,040           89,642
   CSX Corporation common stock                       218,039*         210,927*

*Includes nonparticipant-directed (see Note 4)

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $89,274 as follows:

Mutual funds                                                         $85,717
CSX Corporation common stock                                           2,419
Collective trust units                                                 1,138
                                                                  --------------
  Total Appreciation                                                 $89,274
                                                                  ==============

           TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               SEPTEMBER 30, 1999
                             (Dollars in Thousands)


NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                          September 30,
                                                       1999           1998
                                                  --------------- --------------
Net Assets:
  CSX Corporation common stock                           $166,945      $161,786

                                                     Year ended
                                                 September 30, 1999
                                                 ------------------
Changes in Net Assets:
 Additions
   Contributions                                          $10,506
   Dividends                                                4,200
   Net appreciation in fair value of CSX
     Corporation common stock                               1,839
 Deductions
   Benefits paid to participants                          (7,595)
   Transfers to participant-directed funds                (3,653)
   Fees and expenses                                        (138)
                                                  ---------------
 Net Increase in Net assets                               $ 5,159
                                                  ===============

Note 5 - Conrail Transaction

As a result of the joint acquisition of Conrail Inc. by the Company and Norfolk Southern Corporation, approximately 790 former Conrail employees became eligible to participate in the Plan on June 1, 1999.

NOTE 6 - CHANGE IN PARTICIPATION OF AMERICAN COMMERCIAL BARGE LINE COMPANY LLC

On June 30, 1998, CSX conveyed its wholly-owned subsidiary, American Commercial Lines LLC (ACL), to a joint venture in which CSX holds a 32% interest. Employees of American Commercial Barge Line Company LLC (ACBLC), a wholly-owned subsidiary of ACL, previously participated in the Plan. Pursuant to an Adoption Agreement

           TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               SEPTEMBER 30, 1999
                             (Dollars in Thousands)


NOTE 6 - CHANGE IN PARTICIPATION OF AMERICAN COMMERCIAL BARGE LINE COMPANY LLC, Continued

signed June 30, 1998, ACBLC's eligible employees were permitted to continue to participate in the Plan until a similar plan could be established by ACL.

Only persons employed by ACBLC on June 29, 1998, or employees hired by the newly formed venture after June 30, 1998, were eligible to participate in the Plan. ACBLC participants were not permitted to invest in the CSX Common Stock Fund and any amounts previously invested in the CSX Common Stock Fund were reallocated to other investment alternatives.

On September 30, 1999, ACBLC participants authorized transfers of accounts from the Plan totaling $51,109 to a retirement plan offered by ACL. The transfer is reflected in the accompanying financial statements.

NOTE 7 - RELATED PARTY TRANSACTIONS

CSX and its subsidiaries provide the Plan with certain management and accounting services. During 1999 and 1998, the Plan reimbursed CSX and its subsidiaries approximately $149 during each plan year for these services.

The Plan received cash dividends from investments in CSX common stock in amounts of $5,467 and $5,695 during 1999 and 1998, respectively.

The Trustee routinely invests assets in the Collective Short-Term Investment Fund of The Northern Trust Company. For the year ended September 30, 1999, transactions with this fund included 357 purchases with a total cost of $304,319 and 333 sales with a fair value of $295,718. For the year ended September 30, 1998, transactions with this fund included 360 purchases with a total cost of $297,215 and 352 sales with a fair value of $297,147.

NOTE 8 - INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 15, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor

           TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               SEPTEMBER 30, 1999
                             (Dollars in Thousands)


NOTE 8 - INCOME TAX STATUS, Continued

believes  the  Plan  is  being  operated  in  compliance   with  the  applicable
requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

On September 15, 1999, the Plan applied for a new determination letter regarding a restatement of the Plan. The Plan Sponsor believes that the Plan remains qualified and therefore, the related trust is exempt from taxation.

NOTE 9 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits reported in the financial statements to Form 5500:

                                                         September 30, 1999
                                                       ------------------------

Net assets available for benefits per the
  financial statements                                          $854,416
Amounts allocated to withdrawing participants                       (320)
                                                       ------------------------

Net assets available for benefits per Form 5500                 $854,096
                                                       ========================

The following is a reconciliation of benefits paid to participants reported in the financial statements to Form 5500:

                                                             Year Ended
                                                         September 30, 1999
                                                       ------------------------

Benefits paid to participants per the
  financial statements                                           $57,440
Add:  Amounts allocated to withdrawing
        participants at September 30, 1999                           320
Less: Amounts allocated to withdrawing
        participants at September 30, 1998                          (198)
                                                       ------------------------

Benefits paid to participants per
  Form 5500                                                      $57,562
                                                       ========================

           TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               SEPTEMBER 30, 1999
                             (Dollars in Thousands)


NOTE 9 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500, Continued

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to September 30, but not yet paid as of that date.

NOTE 10 - SUBSEQUENT EVENTS

Plan Year End: Effective November 1, 1999, the Plan changed its fiscal year end
-------------
from September 30 to December 31.

Plan Amendment and  Establishment of Master Trust:  Effective  November 1, 1999,
-------------------------------------------------
the Plan was amended and restated to reflect various design or administrative changes, including changes to investment alternatives. A Master Trust was also established for the investment of assets of the Plan and the CSX Corporation Capital Builder Plan, another Company-sponsored retirement plan. The assets of the Master Trust are held by The Northern Trust Company. Each participating retirement plan has an undivided interest in the Master Trust. Investment income and expenses will be allocated to each plan based upon its pro-rata share in the net assets of the Master Trust.

Change in Participation of Sea-Land: On December 10, 1999, the Company completed
-----------------------------------
the sale of some of the foreign and domestic assets of its wholly-owned container-shipping subsidiary, Sea-Land Service, Inc. (Sea-Land), to A. P. Moller-Maersk Line (Maersk). Terminated Sea-Land employees participating in the Plan were permitted to make an elective rollover from the Plan. On February 1, 2000, 882 participants elected to rollover their accounts totaling $30,821 to a plan sponsored by Maersk.

                             SUPPLEMENTAL SCHEDULES


                               TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                               AND AFFILIATED COMPANIES
                                                  (Plan Number 003)
                                     (Employer Identification Number 62-1051971)
                               LINE 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                  SEPTEMBER 30, 1999
                                                (Dollars in Thousands)


                                                           (c)
                                                Description of Investment
                                                 Including Maturity Date,
     (a)                   (b)                    Rate of Interest, Par,                    (e)
  Parties-     Identity of Issuer, Borrower,            Collateral              (d)       Current
In-Interest       Lessor or Similar Party           or Maturity Value          Cost        Value
----------------------------------------------------------------------------------------------------

             Guaranteed Investment Contracts
             AIG Life Insurance Co.            5.92%, Due 4/1/00               $ 71,796   $ 71,796

             Allstate Life Insurance Co.       5.75%, Due 1/13/00                 6,403      6,403

             Allstate Life Insurance Co.       5.75%, Due 1/13/00                 5,832      5,832

             JP Morgan                         6.67%, No stipulated maturity     86,438     86,438


             Lincoln National Life Insurance   7.74%, Due 3/8/00                  7,302      7,302
             Co.

             Metropolitan Life Insurance Co.   8.20%, Due 11/15/99               14,616     14,616

             New York Life Insurance Co.       8.35%, Due 1/11/00                 7,301      7,301
                                                                            ------------------------
                                                                                199,688    199,688
             Collective Trust Fund
             MFO IDS                           Managed Stable Capital
                                               Income Fund                       12,400     12,625
             Mutual Funds
             Fidelity                          Equity-Income Fund                87,360    118,767

             Vanguard                          Institutional Index Fund         164,153    155,082

             Twentieth Century                 Select Fund                      101,479    118,040

             Twentieth Century                 Vista Fund                        19,551     20,459

             Morgan Stanley                    International Equity Fund         20,488     22,883
                                                                            ------------------------
                                                                                393,031    435,231
             Common Stock
*            CSX Corporation                   Corporate common stock           185,193    218,039

             Loans to Participants
*            The Plan                          Interest rates range from
                                               7.75% to 8.50%                         -     25,405
             Cash Equivalents
*            The Northern Trust Company        Collective Short-Term
                                               Investment Fund                   11,261     11,261
                                                                            ------------------------
             TOTAL                                                             $801,573   $902,249
                                                                            ========================

*Indicates party-in-interest


                               TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                               AND AFFILIATED COMPANIES
                                                  (Plan  Number  003)  (Employer
                                     Identification   Number   62-1051971)  Line
                                     27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                                         FISCAL YEAR ENDED SEPTEMBER 30, 1999
                                                (Dollars in Thousands)

                                                                                                              (h)
                                                                                                             Current Value
                                            (b)                   (c)                                    of Asset on       (i)
             (a)              Description of Asset Including    Purchase         (d)            (g)         Transaction      Net
 Identity of Party Involved   Maturity Date and Interest Rate    Price      Selling Price  Cost of Asset       Date      Gain/(Loss)
------------------------------------------------------------------------------------------------------------------------------------

Category (iii) -series of transactions in excess of 5% of plan assets:
---------------------------------------------------------------------------------------------
AIG Life Insurance Co.        Guaranteed Investment Contracts        51,205            -        51,205         51,205          -
JP Morgan                     Guaranteed Investment Contract         12,391            -        12,391         12,391          -
                                                                          -          949           949            949          -
MFO IDS                       Managed Stable Capital Income          36,792            -        36,792         36,792
                              Fund                                                                                             -
                                                                          -       50,460        49,741         50,460        719
Twentieth Century             Select Fund                            43,687            -        43,687         43,687
                                                                                                                               -
                                                                                  22,867        19,094         22,867      3,773
CSX Corporation               Corporate common stock                 51,857            -        51,857         51,857
                                                                                                                               -
                                                                          -       45,277        35,784         45,277      9,493
Fidelity                      Equity Income Fund                     21,294            -        21,294         21,294          -
                                                                          -       29,245        16,713         29,245     12,532
The Northern Trust Company    Collective Short Term                 304,319            -       304,319        304,319
                              Investment Fund                                                                                  -
                                                                          -      295,718       295,718        295,718
                                                                                                                                 -

Columns (e) and (f) have not been presented as this information is not applicable. There were no category (i), (ii) or (iv) transactions during the fiscal year ended September 30, 1999.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF
                              CSX CORPORATION AND AFFILIATED COMPANIES

                              By: /s/ JAMES L. ROSS
                              ---------------------
                              James L. Ross
                              Vice President and Controller
                              CSX Corporation
                              (Plan Sponsor)

Date:  March 27, 2000